Exhibit 1.6

chinadotcom’s Portal Unit Launches Exclusive Commercial Website for
China’s 10th National Games

Exclusive online partnership brings tremendous business opportunities

Hong Kong — October 12, 2004 — chinadotcom corporation (Nasdaq: CHINA; website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced its 81%-owned subsidiary, hongkong.com Corporation, has launched http://titan.china.com, the exclusive commercial website for 10th National Games the People’s Republic of China (“The Games”). The website is operated by the company’s China portal, www.china.com, which was selected by the organizing committee of The Games as the exclusive online partner for The Games to be held in October 2005 in Jiangsu province. As the exclusive online partner for the event, the www.china.com portal has the right to build and support the website for The Games, and develop related online activities for the entire event. Additionally, the portal has the right to provide mobile applications services for the event.

A joint press conference announcing the launch of the exclusive commercial website for The Games was held on Oct 9 at The China Millennium Monument in Beijing. Attendees included members of the organizing committee of The Games, executives of hongkong.com Corporation, and a medalist from the recently concluded 2004 Olympic Games.

Rudy Chan, Chief Executive Officer of hongkong.com Corporation, who attended the press conference, said, “The success of China’s Olympic team which attended the 2004 Games in Athens has raised the profile of sports competition in China. We believe this will draw increased attention on 10th National Games the People’s Republic of China. We hope our exclusive online partnership for The Games will attract various business partners to promote their brand and market value through this popular nationwide sports event.”

Mr. Chan continued, “An innovative activity named ‘Electronic Flame Relay’ is being developed as one of our online marketing and sponsorship initiatives. In addition, we are also developing a wide range of mobile applications services to assist advertisers and marketing personnel which will seek to take advantage of the various technologies we offer in the mobile applications market, including SMS (text messaging), IVR (interactive voice response), MMS (color messaging) and WAP (wireless application protocol). We believe advertisers and marketing personnel can benefit immensely from these synergies as they develop their campaigns for The Games.”

The exclusive website provides vertical channels to specific sports events to allow easy navigation for the different groups of sports fans. In addition, Internet users who access the website will be able to access to the latest information about the Games, as well as their favorite athletes.

China’s National Games are held once every four years, and The Games to be held in October 2005 marks the first time that the organizers have elected to grant an exclusive online partnership to an Internet company. In addition, the www.china.com portal has also been selected as a Top 10 Partner for the event.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,600 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the ability to integrate operations or new acquisitions, the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners, risks associated with the development and licensing of software generally, the future growth of the mobile telecommunications industry in the PRC, the development of new technologies and applications or services affecting current and future business, and general risks of the software, mobile services, marketing and internet sectors. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (646) 827 2421
e-mail:	craig.celek@hk.china.com